		   SECURITIES AND EXCHANGE COMMISSION
			 WASHINGTON, D.C. 20549

			       FORM 11-K


(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
       For the fiscaL year ended:    November 30, 1997

				   OR

[]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

       For the transition period from ______________ to
_______________


Commission File Number 1-4471

A. Full title of the plan and address of the plan, if different from that of the issuer  named below:

    XEROX CORPORATION PROFIT SHARING AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

	   Xerox Corporation
	   P.O. Box 1600
	   Stamford, Connecticut 06904-1600










  THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

XEROX CORPORATION PROFIT SHARING AND SAVINGS PLAN


Patricia M. Nazemetz
Plan Administrator

Stamford, Connecticut
Dated May 29, 1998





















XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Financial Statements and Schedules

December 31, 1997 and
November 30, 1997 and 1996

(With Independent Auditors' Report Thereon)



2


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits
With Fund Information

December 31, 1997


						  Fund Information
						 Small
		      International             Company
			  Stock    U.S. Stock    Stock     Balanced
			   Fund       Fund        Fund      Fund


Assets:
  Investment in
Master Trust  $   165,404,600  245,871,622  201,085,797         937,212,155
  Participant notes
receivable              -            -            -            -
  Employer
contributions
     receivable      5,211,957   11,918,762         7,494,196       23,598,210

    Total assets          170,616,557  257,790,384  208,579,993    960,810,365

Liabilities:
  Accrued expenses and
other
     liabilities                  302,084     183,643      263,655      891,305

Due from (to) other
funds                (5,850,276)    768,616   (2,026,538)    (135,363)

Due from (to) other
plans                        (4)      7,172        6,306       76,807

Net assets available
for plan
     benefits       $    164,464,193 258,382,529  206,296,106   959,860,504



The accompanying notes are an integral part of the financial statements.


3













		   Xerox
       Income      Stock      Employee
	Fund        Fund      Loan Fund       Total



    635,611,631         311,118,588     -        2,496,304,393
	 -             -      66,182,431      66,182,431

	 6,747,587    13,248,905     -           68,219,617

    642,359,218         324,367,493     66,182,431      2,630,706,441



	485,774        17,982     -            2,144,443

	976,048     6,267,513     -               -

	 37,083       289,823     -              417,187


    642,886,575         330,906,847     66,182,431      2,628,979,185



4


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits
With Fund Information

November 30, 1997


						  Fund Information
						 Small
		      International             Company
			  Stock    U.S. Stock    Stock     Balanced
			   Fund       Fund        Fund       Fund


Assets:
  Investment in
Master Trust $   166,221,445  238,536,887  201,094,208  928,099,095
  Participant notes
receivable            -            -            -           -


     Total assets  166,221,445  238,536,887  201,094,208          928,099,095

Liabilities:
   Accrued expenses
and other
     liabilities                 132,804      84,380     146,996      458,427

Due from (to) other
funds                   ( 4,886,292)   2,048,501    858,350     (2,341,145)

Net assets available
for plan
     benefits      $    161,202,349  240,501,008       201,805,562  925,299,523



The accompanying notes are an integral part of the financial statements.



5













		   Xerox
       Income      Stock      Employee
	Fund       Fund       Loan Fund        Total


    637,540,756  319,238,274      -        2,490,730,665
	 -            -       64,417,177      64,417,177

    637,540,756         319,238,274  64,417,177   2,555,147,842



	173,228       29,226      -           1,025,061

	(4,955,175)  6,778,874    2,496,887         -


	632,412,353     325,987,922  66,914,064   2,554,122,781



6


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits
With Fund Information

November 30, 1996


					       Fund Information
						 Small
		     International              Company
			  Stock    U.S. Stock    Stock    Balanced
			   Fund       Fund        Fund      Fund

Assets:
  Investment in
Master Trust $    136,379,184 138,676,389 131,146,618 757,250,020
  Participant notes
receivable             -            -          -           -


	Total assets      136,379,184 138,676,389 131,146,618 757,250,020

Liabilities:
  Accrued expenses and
other
     liabilities                  149,535     40,466     91,219     313,420

Due from (to) other
funds                   444,179  1,794,007  2,135,881  (1,319,578)

Net assets available
   for plan
   benefits   $         136,673,828 140,429,930 133,191,280 755,617,022



The accompanying notes are an integral part of the financial statements.



7













		   Xerox
       Income      Stock      Employee
	Fund        Fund      Loan Fund       Total


    693,889,121         179,548,012      -       2,036,889,344
       -              -       59,201,070     59,201,070

    693,889,121  179,548,012  59,201,070  2,096,090,414



	165,625       43,108      -             803,373

     (8,100,444)   2,869,821   2,176,134        -


    685,623,052  182,374,725  61,377,204  2,095,287,041



8


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits
With Fund Information

For the one month period ending December 31, 1997


						   Fund Information
						 Small
		     International              Company
			  Stock    U.S. Stock    Stock     Balanced
			  Fund       Fund         Fund        Fund

Contributions:
 Employees' -
voluntary  $           629,356    1,080,399    826,091   2,053,150
    Employer                 5,215,329   11,919,954  7,492,719  23,644,704

      Total
contributions        5,844,685   13,000,353  8,318,810  25,697,854

Net income (loss) from
Master
  Trust investments,
net of
  administrative
expenses                  3,493,132   4,312,537 (1,620,555) 10,591,873

Interest income on
participant
  notes receivable          -           -           -           -

		     9,337,817   17,312,890   6,698,255   36,289,727

Benefit payments                (377,094)   (413,353)   (359,371)  (2,103,136)
Transfers among funds   ( 5,698,875)    974,812  (1,854,646)     297,583
Transfer among plans              (4)      7,172       6,306       76,807

   Net increase
(decrease)
     in net assets
available
     for plan benefits    3,261,844  17,881,521   4,490,544   34,560,981

Net assets available
for plan
     benefits:
   Beginning of
     period       161,202,349  240,501,008  201,805,562  925,299,523

    End of
      period    $       164,464,193  258,382,529        206,296,106  959,860,504


The accompanying notes are an integral part of the financial statements.



9













		   Xerox
       Income      Stock       Employee
	Fund        Fund       Loan Fund      Total


     1,118,128    1,137,866             -          6,844,990
     6,772,456   13,174,455             -         68,219,617

     7,890,584   14,312,321        -         75,064,607



     4,094,269  (15,103,176)             -         5,768,080


	-            -           454,887        454,887

    11,984,853    (790,855)      454,887    81,287,574

    (2,783,365)   (812,038)        -        (6,848,357)
     1,235,651   6,231,995    (1,186,520)        -
	37,083     289,823              -             417,187



    10,474,222   4,918,925     (731,633)    74,856,404



    632,412,353         325,987,922     66,914,064      2,554,122,781

    642,886,575         330,906,847     66,182,431      2,628,979,185




10


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits
With Fund Information

Year ended November 30, 1997


					       Fund Information
						 Small
		     International              Company
			  Stock    U.S. Stock    Stock     Balanced
			   Fund       Fund        Fund       Fund

Contributions:
  Employees' -
voluntary          $ 11,906,142      16,296,309      13,832,494      37,300,231
  Employer                  6,372,983    8,694,916  8,756,190        20,481,148

      Total
contributions      18,279,125        24,991,225      22,588,684      57,781,379

Net income from Master
Trust
  investments, net of
  administrative
expenses                  11,853,952  48,065,924  31,281,399  145,978,704

Interest income on
participant
  notes receivable             -           -           -           -


			   30,133,077  73,057,149   53,870,083     203,760,083

Benefit payments              (7,289,327) (6,860,379)  (6,287,499) (39,825,077)
Transfers among funds     1,684,771  33,874,308   21,031,698    5,224,612
Transfer from XDS
    Savings Plan          -           -             -          522,883

   Net increase
(decrease)
     in net assets
available
     for plan benefits    24,528,521    100,071,078     68,614,282  169,682,501

Net assets available
for plan
     benefits:
    Beginning of
	year     136,673,828   140,429,930  133,191,280 755,617,022

   End of year $ 161,202,349  240,501,008  201,805,562  925,299,523


The accompanying notes are an integral part of the financial statements.



11













		   Xerox
       Income      Stock       Employee
	Fund        Fund       Loan Fund       Total


       22,980,521       15,571,159      -          117,886,856
	7,750,410    8,332,412          -           60,388,059

       30,730,931       23,903,571      -          178,274,915



       44,780,652       112,250,036             -         394,210,667


	   -            -        5,240,416     5,240,416

      75,511,583        136,153,607   5,240,416         577,725,998

     (48,793,032)       (10,357,827)            -               (119,413,141)
     (79,929,250)       17,817,417     296,444          -
	  -             -           -              522,883



    (53,210,699)        143,613,197   5,536,860         458,835,740



     685,623,052        182,374,725     61,377,204      2,095,287,041

     632,412,353        325,987,922     66,914,064      2,554,122,781



12


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits
With Fund Information

Year ended November 30, 1996


						 Fund Information
						 Small
		      International             Company
			 Stock     U.S. Stock    Stock     Balanced
			  Fund        Fund        Fund       Fund

Contributions:
  Employees' -
voluntary       $    9,362,123  12,440,492      10,185,690      36,787,660
  Employer                   5,143,474   7,362,449   4,699,323  21,696,033

     Total
contributions       14,505,597  19,802,941      14,885,013      58,483,693

Net income from Master
Trust
  investments, net of
  administrative
expenses            23,593,622  27,001,873         22,455,809      136,258,719

Interest income on
participant
  notes receivable            -           -           -           -

		    38,099,219  46,804,814         37,340,822      194,742,412

Benefit payments              (4,847,948) (4,391,021) (3,963,761) (32,199,107)
Transfers among funds     29,708,728 20,034,162  26,525,279    4,998,693

    Net increase
(decrease)
     in net assets
available
     for plan
     benefits           62,959,999 62,447,955   59,902,340      167,541,998

Net assets available
for plan
     benefits:
     Beginning of year 73,713,829  77,981,975   73,288,940        588,075,024

     End of year            $136,673,828 140,429,930  133,191,280  755,617,022



The accompanying notes are an integral part of the financial statements.



13













		   Xerox     Segregated
       Income      Stock       Assets      Employee
	Fund       Fund         Fund       Loan Fund     Total
			   (see note 4)

    28,677,256  12,365,247      -             -         109,818,468
    11,356,376   7,829,947      -             -        58,087,602

    40,033,632          20,195,194     -             -          167,906,070



    46,256,022   15,057,165     1,124,757       -               271,747,967


	-            -          -         4,497,685          4,497,685

    86,289,654          35,252,359      1,124,757   4,497,685   444,151,722

   (54,862,143)         (6,442,732)      -           -      (106,706,712)
  (101,790,509)         21,805,132      (1,989,353)  707,868         -



   (70,362,998)         50,614,759     (864,596) 5,205,553     337,445,010



    755,986,050         131,759,966     864,596  56,171,651     1,757,842,031

    685,623,052         182,374,725      -        61,377,204 2,095,287,041



14


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements

December 31, 1997 and
November 30, 1997 and 1996


(1)  Description of Plan

The following description of the Xerox Corporation Profit
Sharing and Savings Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General

The Plan is a defined contribution plan covering substantially all full and part-time U.S. employees of Xerox Corporation (sponsor) and participating subsidiaries, except those covered by a collective bargaining agreement unless that agreement calls for participation in the Plan. Employees are automatically eligible to participate in the Plan after completing one year of service.

     Plan Amendments

 (i) In December 1997, the Company changed the Xerox Corporation
Profit Sharing and Savings Plan (the Plan) year end from
November 30 to December 31. As a result, the accompanying financial statements include a statement of net assets available for benefits at December 31, 1997, November 30,
1997 and November 30, 1996 as well as a statement of changes in net assets available for benefits for the one month period ended December 31, 1997 and the years ended
November 30, 1997 and November 30, 1996.

(ii) Effective January 1, 1998, the Plan Administrator amended the provisions of the Plan pertaining to the valuation date used to value assets of the Plan. This amendment requires the Plan Trustee to value the assets held in each separate fund as of the close of business each day. The Trustee shall appraise them at their market or estimated fair value each day and reflect increases or decreases in the value of each separate fund. Previously, assets of the Plan were valued once a month.

(iii) Effective January 1, 1997, the XDS Savings Plan employee balances were transferred into the Xerox Corporation Profit
Sharing and Savings Plan. Participant account balances existing at the time of the transfer are subject to the provisions of the XDS Savings Plan while any new contributions are subject to the provisions of the Xerox
Corporation Profit Sharing and Savings Plan.

(iv) Effective January 1, 1998, employees of Chrystal Software Inc., dpiX, Inc., In Concert, Inc., In Xight Software,
Inc., Liveworks, Inc., PD Reader, Inc. and XESystems, Inc. will no longer participate in the Plan's optional profit sharing program. These employees are eligible to continue participating in the savings portion of the Plan.



15


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(1) Description of Plan, Continued

    Payments of Benefits

Upon termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account, or may purchase an annuity payable from a life insurance company. Amounts allocated to participants who have elected to withdraw from the Plan but have not been paid are $5,022,493 and $2,077,252 at November 30, 1997 and 1996,
respectively. There were no benefits allocated from the Plan for participants at December 31, 1997.

    Employee Savings Contributions

Subject to limits imposed by the Internal Revenue Code, eligible employees may contribute up to 18% of pay (as defined in the Plan) through a combination of before-tax and after-tax payroll deductions. (The maximum before-tax contribution for the 1997 calendar year is $9,500.) Employees are immediately vested in their savings contributions.

    Xerox Optional Profit Sharing Contributions

Eligible employees may receive an optional profit sharing contribution from the sponsor. The contribution ranges from zero to 10% of pay and is based upon the return on assets (ROA) of the Xerox Document Processing industry segment as defined in the Plan document. ROA is determined as of the sponsor's calendar year-end, which prior to the Plan year end change in 1997 differed from the November 30 plan year end.

An employee may receive the contribution in cash or Xerox Corporation common stock, or may elect to invest all or part of the contribution on a tax deferred basis, subject to limits imposed by the Internal Revenue Code, through the Plan's investment funds. Employees are immediately vested in optional profit sharing contributions.

For the calendar year ended December 31, 1997, the sponsor's ROA was 18.0% which resulted in an optional profit sharing contribution for the one month period ending December 31, 1997 for all eligible active employees at December 31, 1997 equal to 10% of pay or $245,981,190. Participants elected to invest $68,219,617 into the Plan which has been accrued as an employer contributions receivable in the Plan's financial statements for the one month period ended December 31, 1997.

For the calendar year ended December 31, 1996, the sponsor's ROA was 17.8%, which resulted in an optional profit sharing contribution for the plan year ending November 30, 1996 for all eligible active employees at December 31, 1996 equal to 10% of pay or $217,033,647. Participants elected to invest $60,388,059 into the Plan which is recorded as an employer contribution in the Plan's financial statements for the plan year ending November 30, 1997.



16


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(1) Description of Plan, Continued

    Investment Funds

As further described in note 3, the investment funds are part of the Xerox Trust Agreement to Fund Retirement Plans (Master
Trust). Employees can direct their plan accounts to one or more of the following six investment funds:

International Stock Fund - Invests primarily in stocks of established companies based in economically developed countries of Europe and Asia.

U.S. Stock Fund - Invests primarily in stocks of medium to large U.S. companies.

Small Company Stock Fund - Invests primarily in stocks of smaller U.S. companies that fund managers believe have greater value than indicated by the current market price, or above average prospects for long-term growth.

Balanced Fund - Under normal market conditions, invests approximately 70% in stocks; most of the remainder in bonds; some real estate, private placements, and cash.
The mix may shift with market outlook.

Income Fund - Invests in contracts with insurance companies and banks; short to intermediate duration, high quality bonds.

Xerox Stock Fund - Invests in Xerox Corporation common stock and cash for administrative purposes.

    Segregated Assets Fund

This fund was established on April 1, 1991 and represented participant investments in certain guaranteed investment contracts which were segregated and frozen. In 1996, all remaining investments in the Segregated Assets Fund were fully recovered. See note 4 to the financial statements for further discussion.

    Employee Loan Fund

Participants are permitted to borrow from their profit sharing savings accounts subject to certain limitations. The loans are payable over terms up to 14.5 years and bear interest at the quarterly Citibank commercial prime rate in effect at the time of loan issuance plus 1%. Principal and interest payments on the loans are redeposited into the participants' accounts based on their current investment allocation elections. Loans are issued at market value. At December 31, 1997 and November 30, 1997 and 1996, market value on loans approximate fair value.



17


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(2) Federal Income Taxes

The Plan obtained its latest determination letter from the Internal Revenue Service (IRS) on September 18, 1995, covering Plan amendments through January 31, 1995, indicating that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and Plan's internal tax counsel believe that the Plan, as currently designed and operated, is in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

As long as the Plan continues to be qualified under present Federal income tax laws and regulations, participants will not be taxed on company contributions or on investment earnings on such contributions at the time such contributions and investment earnings are received by the trustee under the Plan, but may be subject to tax thereon at such time as they receive distributions under the Plan.

(3) Master Trust

As discussed in note 1, the Plan participates in the Master
Trust. The following other Xerox employee benefit plans also participate in the Master Trust as of December 31 and November
30, 1997:

The Profit Sharing Plan of Xerox Corporation and The
Xerographic Division, Union of Needletrades, Industrial and Textile Employees, A.F.L. - C.I.O. - C.L.C.;

Xerox Corporation Retirement Income Guarantee Plan; and

Retirement Income Guarantee Plan of Xerox Corporation and The Xerographic Division, Union of Needletrades,
Industrial and Textile Employees, A.F.L. - C.I.O. -
C.L.C.

The Master Trust has six investment pools -- the International
Stock Pool, U.S. Stock Pool, Small Company Stock Pool, All Other
Pool, Income Fund, and the Xerox Stock Fund.

Participants direct their accounts into investment funds, as described in note 1, which participate in the aforementioned investment pools. Each of the plans has an ownership interest in one or more of these investment pools in accordance with that interest as determined by participant fund elections. For the one month period ended December 31, 1997, accrued administrative expenses and due from (to) other funds activity is recorded at both the Master Trust and plan level. Prior to the one month period ended December 31, 1997, this activity was accrued only at the Plan level. In addition, prior to November 30, 1996 there was a Segregated Assets Fund which is discussed in note 4.


18


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3) Master Trust, Continued

The following financial information is presented for the Master
Trust and each of the Master Trust investment pools:

Statement of Net Assets of the Master Trust as of December 31,
1997 is as follows:

						  Small
		       International             Company
			 Stock    U.S. Stock      Stock   All
Other
Assets                   Pool       Pool          Pool       Pool


Cash (overdraft)    $(440,317)     266,929      (369,071)
(13,039)
Receivables:
  Dividends          1,189,113   2,005,454       204,275
108,752
  Interest             240,712     750,259       788,274
14,841,482
  Due from brokers  11,242,428   8,370,860    16,327,733
85,682,651
  Other                 -          584,373        -           -


Total receivables   12,672,253  11,710,946   17,320,282
100,632,885

Investments at fair
value:
  At quoted market
value:
  Short-term
      investments  44,105,848  163,877,893  229,101,207
251,836,466
  Fixed income
      Investments   4,974,135       -           -
1,254,277,494
  Equity securities:
	Xerox common
	   Stock        -           -           -             -
	Other     974,400,002 2,325,093,037 729,192,598
358,595,427

  At estimated fair
value:
    Interest in real
     estate trusts      -           -            -
75,286,433
    Other investments   -           -            -
139,546,374

Investments at
contract value:
  Investment
contracts with
   insurance
companies
   and banks           -           -            -            -

     Total
  Investments  1,023,479,985 2,488,970,930 958,293,805
2,079,542,194

  Total assets 1,035,711,921 2,500,948,805 975,245,016
2,180,162,040

Liabilities

Due to brokers    2,046,663     2,553,077      155,485
138,660,686
Other             6,688,026         -        2,231,618
6,656,682

  Net assets  1,026,977,232 2,498,395,728  972,857,913
2,034,844,672


19
















		     Xerox
     Income          Stock
      Fund            Fund          Total


    (92,089)           -           (647,587)

	-          1,461,318      4,968,912
   8,192,303           5,242     24,818,272
  13,113,477           -        134,737,149
      -            7,032,593      7,616,966

  21,305,780       8,499,153    172,141,299



  74,439,579         432,338    763,793,331

 588,632,453            -     1,847,884,082


      -          337,073,565    337,073,565
   2,167,893           -      4,389,448,957



       -               -        75,286,433
       -               -       139,546,374




  278,816,783         -        278,816,783

  944,056,708   337,505,903  7,831,849,525

  965,270,399   346,005,056  8,003,343,237



   38,229,883        -         181,645,794
      139,660        -          15,715,986

  926,900,856   346,005,056  7,805,981,457


20


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3) Master Trust, Continued

    The allocation of Master Trust net assets by investment pool as of December 31, 1997 is as follows:

						 Small
		    International               Company
			Stock     U.S. Stock     Stock    Balanced
			 Fund        Fund         Fund      Fund


International
  Stock Pool      $ 168,557,767      -          -
858,419,465

U.S. Stock Pool         -       259,252,193     -
2,239,143,535

Small Company
  Stock Pool            -            -     210,373,891
762,484,022

All Other Pool          -            -          -
2,034,844,672

Income Fund             -            -          -           -

Xerox Stock Fund        -            -          -           -

   Total        $ 168,557,767  259,252,193 210,373,891
5,894,891,694



21














		     Xerox
     Income          Stock
      Fund            Fund            Total


	-               -          1,026,977,232

	-               -                 2,498,395,728

	-               -            972,857,913

	-               -          2,034,844,672

  926,900,856           -            926,900,856

       -          346,005,056        346,005,056

  926,900,856     346,005,056      7,805,981,457



22


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3) Master Trust, Continued

Net assets in the Master Trust for all participating plans as of December 31, 1997 are as follows:

						 Small
		      International             Company
			   Stock    U.S. Stock   Stock
Balanced
			   Fund        Fund      Fund         Fund

Xerox Corporation
Profit Sharing
and Savings
Plan*           $ 159,252,236  246,463,767  198,801,910
936,262,294

The Profit Sharing
Plan of
  Xerox Corporation
and
  The Xerographic
Division,
  Union of
Needletrades,
  Industrial and
Textile
  Employees, A.F.L. -
  C.I.O. - C.L.C.    9,305,531   12,788,426  11,571,981
65,516,491

Xerox Corporation
Retirement
  Income Guarantee
     Plan               -            -           -
4,391,614,640

Retirement Income Guarantee
  Plan of Xerox
Corporation
  and The Xerographic
  Division, Union of
  Needletrades,
Industrial and
  Textile Employees,
A.F.L. -
  C.I.O. - C.L.C.      -           -            -       501,498,269


  Total        $  168,557,767  259,252,193 210,373,891
5,894,891,694


* The net asset balances at the master trust level do not include the optional profit sharing accrual at December 31, 1997, which is recorded at the Plan level only.


23













		   Xerox
    Income         Stock
     Fund           Fund            Total


	636,138,988   317,657,942       2,494,577,137







  81,207,045   28,347,114       208,736,588


	183,117,495       -         4,574,732,135







  26,437,328       -            527,935,597


	926,900,856  346,005,056    7,805,981,457




24


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3) Master Trust, Continued

Statement of Net Assets of the Master Trust as of November 30,
1997:

						  Small
		      International              Company
			  Stock      U.S. Stock   Stock   All Other
Assets                     Pool        Pool        Pool     Pool


Cash                      101,955     11,907         -      165,389
Receivables:
  Dividends             1,293,836    2,721,518   134,380     21,640
  Interest                285,100      729,998   687,053 14,841,482
  Due from brokers      2,055,055      804,656 4,111,180 99,938,034

     Total
  Receivables           3,633,991    4,256,172 4,932,613
114,801,156

Investments at fair
value:
  At quoted market
value:
   Short-term
  Investments       72,050,751  158,431,877 141,929,559
307,280,744
   Fixed income
  Investments         5,324,510        -          -
1,194,461,407
  Equity securities:
    Xerox common
       Stock             -             -          -           -
    Other          935,415,759 2,292,047,471 839,706,225
357,400,841

  At estimated fair
value:
  Interest in real
   estate trusts        -           -             -      74,947,472
  Other investments     -           -             -     138,439,496

Investments at
contract value:
   Investment
contracts with
   insurance
companies
   and banks           -           -             -         -


   Total
   Investments 1,012,791,020 2,450,479,348 981,635,784
2,072,529,960

 Total assets  1,016,526,966 2,454,747,427 986,568,397
2,187,496,505

Liabilities

Cash overdraft        -             -              282       -
Due to brokers      830,987      4,369,061   5,064,018  139,566,815

  Net assets $ 1,015,695,979 2,450,378,366 981,504,097
2,047,929,690


25













		     Xerox
     Income          Stock
      Fund            Fund           Total


	 851          -              280,102

	   8          -            4,171,382
   8,185,309          2,085       24,731,027
  11,611,718          -          118,520,643

  19,797,035          2,085      147,423,052



  32,723,746        281,863      712,698,540

 522,657,230           -       1,722,443,147


      -         347,575,351      347,575,351
 2,176,566            -        4,426,746,862



      -               -           74,947,472
      -               -          138,439,496




  375,936,203        -          375,936,203


  933,493,745    347,857,214  7,798,787,071

  953,291,631    347,859,299  7,946,490,225



       -                 435            717
  23,371,769          -         173,202,650

 929,919,862     347,858,864  7,773,286,858



26


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3) Master Trust, Continued

The allocation of Master Trust investments by investment pool as of November 30, 1997 is as follows:

						 Small
		      International             Company
			   Stock    U.S. Stock   Stock
Balanced
			   Fund        Fund      Fund         Fund

International Stock
    Pool        $     176,349,571       -          -
839,346,408

U.S. Stock Pool            -       251,186,242     -
2,199,192,124

Small Company Stock
      Pool                -           -     213,108,206
768,395,891

All Other Pool            -           -          -
2,047,929,690

Income Fund               -           -          -         -

Xerox Stock Fund          -           -          -         -


   Total         $ 176,349,571 251,186,242 213,108,206
5,854,864,113



27












		  Xerox
    Income        Stock
     Fund         Fund               Total

      -            -            1,015,695,979

      -            -            2,450,378,366

      -            -              981,504,097

      -            -            2,047,929,690

 929,919,862       -              929,919,862

      -        347,858,864        347,858,864

 929,919,862   347,858,864      7,773,286,858



28


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3)  Master Trust, Continued

Investments in the Master Trust for all participating plans as of November 30, 1997 are as follows:

						 Small
		      International             Company
			   Stock    U.S. Stock   Stock
Balanced
			   Fund       Fund        Fund        Fund

Xerox Corporation
Profit
  Sharing and
  Savings Plan    $ 166,221,445 238,536,887 201,094,208
928,099,095

The Profit Sharing
Plan of
  Xerox Corporation
and
  The Xerographic
Division,
  Union of
Needletrades,
  Industrial and
Textile
  Employees, A.F.L. -
  C.I.O. - C.L.C.      10,128,126 12,649,355 12,013,998 65,159,193

Xerox Corporation
Retirement
  Income Guarantee
    Plan                    -        -            -   4,360,881,801

Retirement Income
Guarantee
  Plan of Xerox
Corporation
  and The Xerographic
  Division, Union of
  Needletrades,
Industrial and
  Textile Employees,
A.F.L. -
  C.I.O. - C.L.C.      -         -               -      500,724,024


   Total   $     176,349,571  251,186,242  213,108,206
5,854,864,113



29














		  Xerox
    Income        Stock
     Fund         Fund              Total


  637,540,756  319,238,274     2,490,730,665







   80,336,040   28,620,590       208,907,302


  185,079,677        -         4,545,961,478







   26,963,389       -            527,687,413


  929,919,862    347,858,864   7,773,286,858




30


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3)  Master Trust, Continued

    Statement of Net Assets of the Master Trust as of November 30,
1996:

						  Small
		      International              Company
			  Stock     U.S. Stock     Stock  All Other
Assets                    Pool         Pool         Pool     Pool


Cash              $     108,596         -            -
1,971,597
Receivables:
  Dividends          1,252,417     2,520,631     152,707
211,754
  Interest             215,445       404,275     554,161
13,108,361
  Due from brokers   2,885,545     2,317,272  10,209,426
10,051,565

     Total
    Receivables     4,353,407     5,242,178  10,916,294
23,371,680

Investments at fair
value:
  At quoted market
value:
    Short-term
    Investments   37,876,365    52,717,245   119,000,779
296,394,084
  Fixed income
    Investments   12,263,211       -             -    1,140,116,818
  Equity securities:
     Xerox common
       Stock           -           -             -          -
  Other          898,144,054   1,798,935,366 652,074,653
267,795,216

  At estimated fair
value:
   Interest in real
estate
   Trusts             -             -            -
120,074,113
   Other
    Investments      -              -            -
141,816,200

Investments at
contract value:
  Investment
contracts with
   insurance
companies
   and banks        -              -             -         -



     Total
  Investments  948,283,630  1,851,652,611  771,075,432
1,966,196,431

   Total assets 952,745,633 1,856,894,789  781,991,726
1,991,539,708

Liabilities

Cash overdraft      -                 639         -         -
Due to brokers    750,632       4,381,597    7,166,878   34,232,374

  Net assets   $951,995,001 1,852,512,553  774,824,848
1,957,307,334




31












      Xerox
      Income         Stock
       Fund           Fund           Total


    1,957,053           -           4,037,246

	    3           -           4,137,512
    7,705,579         4,289        21,992,110
   12,257,266           -          37,721,074

   19,962,848         4,289       63,850,696



   68,075,236     1,752,922      575,816,631

  308,267,495          -       1,460,647,524


       -        197,019,053      197,019,053
	  927          -       3,616,950,216



       -               -         120,074,113
       -               -         141,816,200




  634,202,724          -         634,202,724


 1,010,546,382  198,771,975    6,746,526,461

 1,032,466,283  198,776,264    6,814,414,403



       -              -                  639
  20,685,156      4,596,115       71,812,752

 1,011,781,127  194,180,149    6,742,601,012



32


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3) Master Trust, Continued

The allocation of Master Trust investments by investment pool as of November 30, 1996 is as follows:

						  Small
		      International              Company
			  Stock     U.S. Stock    Stock    All
Other
			   Fund        Fund       Fund      Fund

International Stock
	Pool        $ 144,212,119       -           -
807,782,882

U.S. Stock Pool             -     145,647,985       -
1,706,864,568

Small Company Stock
       Pool                 -          -    138,176,064
636,648,784

All Other Pool              -          -          -
1,957,307,334

Income Fund                 -          -          -           -

Xerox Stock Fund            -          -         -            -


   Total      $  144,212,119   145,647,985 138,176,064
5,108,603,568



33














		  Xerox
    Income        Stock
     Fund          Fund            Total

      -             -             951,995,001

      -             -           1,852,512,553

      -             -             774,824,848

      -             -           1,957,307,334

1,011,781,127       -           1,011,781,127

      -         194,180,149       194,180,149

1,011,781,127   194,180,149     6,742,601,012




34


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3) Master Trust, Continued

Investments in the Master Trust for all participating plans as of November 30, 1996 are as follows:

						  Small
		      International              Company
			  Stock     U.S. Stock     Stock  All Other
			  Fund         Fund         Fund     Fund

Xerox Corporation
Profit
   Sharing and
   Savings Plan  $  136,379,184  138,676,389 131,146,618
757,250,020

The Profit Sharing
Plan of
  Xerox Corporation
and
  The Xerographic
Division,
  Union of
Needletrades,
  Industrial and
Textile
  Employees, A.F.L. -
  C.I.O. - C.L.C.       7,832,935    6,971,596   7,029,446   48,816,602

Xerox Corporation
Retirement
  Income Guarantee
   Plan                 -            -            -
3,860,398,301

Retirement Income
Guarantee
  Plan of Xerox
Corporation
  and The Xerographic
  Division, Union of
  Needletrades,
Industrial and
  Textile Employees,
A.F.L. -
  C.I.O. - C.L.C.      -            -            -
441,556,944

XDS Investment Plan    -            -           -
581,701

   Total     $  144,212,119   145,647,985  138,176,064
5,108,603,568



35















		    Xerox
     Income         Stock
      Fund           Fund            Total


  693,889,121   179,548,012      2,036,889,344







   85,680,794    14,632,137        170,963,510


  201,917,419         -          4,062,315,720






   30,293,793         -            471,850,737

       -              -                581,701

 1,011,781,127    194,180,149    6,742,601,012




36


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3) Master Trust, Continued

    Statement of Changes in Net Assets of the Master Trust for the one month period ending December 31, 1997:

					     Small
		   International            Company
		      Stock     U.S. Stock   Stock      All Other
		      Pool         Pool      Pool        Pool

Additions:
  Transfers in  $   939,756    1,520,723  1,192,294    3,440,189
  Investment
earnings:
    Interest        202,909      750,978    793,609    6,126,673
    Dividends       882,124    2,115,534    306,282    2,541,445
     Net appreciation
    (depreciation) 21,900,292 43,019,044 (16,962,885)  5,498,929
   Margin variation
on futures
   contracts         (95,540)   (814,897)  8,628,426   2,300,388
    Other             54,282      20,020      31,823      14,924

   Total investment
   earnings (loss)  22,944,067  45,090,679 (7,202,745) 16,482,359

   Total additions
   (deductions)     23,883,823  46,611,402 (6,010,451) 19,922,548

Deductions:
   Administrative
   expenses            310,690     194,227    393,228   6,382,549
   Transfers out       702,337     840,592    751,755  22,944,703

   Total deductions  1,013,027   1,034,819  1,144,983  29,327,252

Transfers between
   funds/pools     (11,589,543)  2,440,779  (1,490,750) (3,680,314)

Net assets:
  Beginning of
     period   1,015,695,979 2,450,378,366 981,504,097
2,047,929,690

 End of
    period   $1,026,977,232 2,498,395,728 972,857,913
2,034,844,672



37













		    Xerox
     Income         Stock
      Fund          Fund            Total


   2,391,846     1,835,515        11,320,323

   5,154,818        47,787        13,076,774
     338,418     1,461,318         7,645,121

     636,761   (17,890,578)       36,201,563

      51,226         -            10,069,603
	 553         -               121,602


   6,181,776    (16,381,473)      67,114,663


   8,573,622    (14,545,958)      78,434,986


     575,715         88,500        7,944,909
  10,394,122      2,161,969       37,795,478

  10,969,837      2,250,469       45,740,387

   (622,791)     14,942,619           -


 929,919,862    347,858,864     7,773,286,858

 926,900,856    346,005,056     7,805,981,457




38


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3)  Master Trust, Continued

The allocation of net income (loss) from Master Trust investments, net of administrative expenses, by investment pool and fund for the one month period ended December 31, 1997 is as follows:

						  Small
		      International              Company
			  Stock     U.S. Stock     Stock   All
Other
			   Fund         Fund       Fund       Fund

International Stock
	 Pool     $   3,837,223          -          -
18,796,154

U.S. Stock
	 Pool            -          4,649,365       -
40,247,087

Small Company
     Stock Pool          -              -    (1,656,202)
(5,939,771)

All Other Pool           -              -         -
10,099,810

Income Fund              -              -         -            -

Xerox Stock Fund         -              -         -            -

  Total          $    3,837,223    4,649,365  (1,656,202)
63,203,280




39














		  Xerox
    Income        Stock
     Fund          Fund             Total

      -              -            22,633,377

      -              -            44,896,452

      -              -            (7,595,973)

      -              -             10,099,810

 5,606,061           -              5,606,061

     -         (16,469,973)       (16,469,973)

 5,606,061     (16,469,973)        59,169,754




40


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3)  Master Trust, Continued

Net income (loss) from Master Trust Investments, net of administrative expenses, for all participating plans for the one month period ended December 31, 1997:

					       Small
		    International              Company
			Stock    U.S. Stock     Stock     All Other
			 Fund      Fund         Fund         Fund

Xerox Corporation
 Profit Sharing and
 Savings Plan       $  3,493,132  4,312,537  (1,620,555)
10,591,873

The Profit Sharing
Plan of
  Xerox Corporation
and
  The Xerographic
Division,
  Union of Needletrades,
  Industrial and
Textile
  Employees, A.F.L. -
  C.I.O. - C.L.C.        344,091    336,828      (35,647)
695,135

Xerox Corporation
Retirement
   Income Guarantee
    Plan                    -          -            -
46,595,340

Retirement Income
Guarantee
  Plan of Xerox
Corporation and The
Xerographic
  Division, Union of
  Needletrades,
Industrial and
  Textile Employees,
A.F.L. -
  C.I.O. - C.L.C.          -          -           -
5,320,932


    Total       $ 3,837,223      4,649,365   (1,656,202)
63,203,280





41














			       Xerox
	     Income            Stock
	      Fund              Fund               Total


	   4,094,269       (15,103,176)          5,768,080







	    422,229         (1,366,797)            395,839


	    952,104              -              47,547,444







	    137,459             -                5,458,391


	  5,606,061        (16,469,973)         59,169,754





42


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3) Master Trust, Continued

      Statement of Changes in Net Assets of the Master Trust for the year ended November 30, 1997:

					     Small
		   International            Company
		      Stock     U.S. Stock   Stock      All Other
		      Pool         Pool      Pool        Pool

Additions:
  Transfers in $ 22,306,484   29,656,915  27,058,668  79,565,183
  Investment earnings:
    Interest      1,757,349    5,278,265   7,297,953  94,879,439
    Dividends    18,590,152   30,313,782   4,363,734  32,314,872
  Net appreciation
  (depreciation) 63,334,431  513,193,249 165,120,824 135,330,440
  Margin variation on
  futures
  contracts     (1,755,915)      278,387 (7,435,687) (7,295,238)
  Other          1,125,898       609,792    490,449   9,218,301

  Total investment
    earnings    83,051,915   549,673,475 169,837,273 264,447,814

 Total additions 105,358,399 579,330,390 196,895,941 344,012,997

Deductions:
  Administrative
   expenses      7,366,980    4,588,938   5,153,687   14,439,320
  Transfers out  9,831,290    9,771,882   8,829,849  260,745,848

 Total
 deductions     17,198,270   14,360,820  13,983,536  275,185,168

Transfers between
  funds/pools  (24,459,151)  32,896,243  23,766,844   21,794,527

Net assets:
Beginning of
   year        951,995,001 1,852,512,553 774,824,848 1,957,307,334

End of year  $1,015,695,979 2,450,378,366 981,504,097 2,047,929,690



43













			    Xerox
	   Income           Stock
	    Fund             Fund             Total


	48,095,890       30,942,161         237,625,301

	63,253,387           57,861         172,524,254
	    35,286        5,197,447          90,815,273

	  (89,293)      116,767,751         993,657,402

	 (383,641)            -             (16,592,094)
	4,480,888            26,055          15,951,383


       67,296,627       122,049,114       1,256,356,218

      115,392,517       152,991,275       1,493,981,519


	2,207,265           262,852          34,019,042
      123,104,702        16,993,060         429,276,631

      125,311,967        17,255,912         463,295,673

     (71,941,815)        17,943,352              -


    1,011,781,127       194,180,149       6,742,601,012

      929,919,862       347,858,864       7,773,286,858




44


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3) Master Trust, Continued

The allocation of net income from Master Trust investments, net of administrative expenses, by investment pool and fund for the year ended November 30, 1997 is as follows:

						Small
		    International              Company
			Stock    U.S. Stock     Stock     All Other
			 Fund      Fund         Fund         Fund

International Stock
     Pool          $ 12,519,157      -           -
63,165,778

U.S. Stock Pool          -      50,619,362       -
494,465,175

Small Company
  Stock Pool             -           -       33,159,236
131,524,350

All Other Pool           -           -            -
250,008,494

Income Fund              -           -            -            -

Xerox Stock Fund         -           -            -            -


   Total         $  12,519,157  50,619,362   33,159,236
939,163,797




45














			 Xerox
	 Income          Stock
	  Fund           Fund                 Total

	   -               -                 75,684,935

	   -               -                545,084,537

	   -               -                164,683,586

	   -               -                250,008,494

       65,089,362          -                 65,089,362

	   -          121,786,262           121,786,262

       65,089,362     121,786,262         1,222,337,176




46


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3) Master Trust, Continued

Net income from Master Trust Investments, net of administrative expenses for all participating plans for the year ended November
30, 1997:

						Small
		    International              Company
			Stock    U.S. Stock     Stock     All Other
			 Fund      Fund         Fund         Fund

Xerox Corporation Profit
  Sharing and
  Savings Plan*    $ 11,837,221 48,109,839   31,337,175
146,126,025

The Profit Sharing Plan of
  Xerox Corporation and
  The Xerographic Division,
  Union of Needletrades,
  Industrial and Textile
  Employees, A.F.L. -
    C.I.O. - C.L.C.    681,936   2,509,523    1,822,061   9,948,427

Xerox Corporation Retirement
  Income Guarantee
     Plan                 -         -             -     702,386,981

Retirement Income Guarantee
  Plan of Xerox Corporation
   and The Xerographic
  Division, Union of
  Needletrades, Industrial and
  Textile Employees, A.F.L. -
  C.I.O. - C.L.C.        -        -              -       80,702,364


   Total        $  12,519,157  50,619,362   33,159,236  939,163,797



   * The above allocation of investment results, net of administrative expenses, is at the Master Trust level. This allocation differs from the amounts reported in the statement of changes in net assets available for plan benefits due to the impact of investment manager expenses accrued at the Plan level.



47














			     Xerox
	     Income          Stock
	      Fund           Fund                 Total


	   44,788,256    112,236,153          394,434,669







	    5,468,305     9,550,109           29,980,361


	   13,026,031         -              715,413,012







	   1,806,770         -                82,509,134


	  65,089,362    121,786,262        1,222,337,176




48


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3) Master Trust, Continued

Statement of Changes in Net Assets of the Master Trust for the year ended November 30, 1996 is as follows:

					     Small
		   International            Company
		      Stock     U.S. Stock   Stock      All Other
		      Pool         Pool      Pool        Pool

Additions:
  Transfers in $    17,667,117   23,361,582 17,871,703
161,169,556
  Investment earnings:
     Interest       1,758,465    7,472,177  5,385,918    77,829,819
     Dividends     11,536,790   64,246,861  8,676,627    27,587,944
   Net appreciation
   (depreciation)  189,455,864 268,707,939 133,179,213  203,226,626
   Margin variation
   on futures
   contracts         (40,828)   17,959,290   9,297,242    9,725,636
   Other             552,365       101,265     216,690    2,267,517

  Total investment
    earnings      203,262,656  358,487,532 156,755,690  320,637,542

  Total additions 220,929,773  381,849,114 174,627,393  481,807,098

Deductions:
  Administrative
    expenses        6,299,902    2,155,352   3,106,127   13,317,170
  Transfers out     6,804,169    6,451,303   5,727,577  325,123,111

  Total deductions 13,104,071    8,606,655   8,833,704  338,440,281

Transfers between
  funds/pools     (2,842,963)  154,196,486  28,035,998
(112,596,592)

Net assets:
  Beginning of
     year        747,012,262 1,325,073,608 580,995,161
1,926,537,109

  End of year  $ 951,995,001 1,852,512,553 774,824,848
1,957,307,334




49














			     Xerox      Segregated
	   Income            Stock        Assets
	    Fund             Fund          Fund               Total
				       (see note 4)

	 60,773,598        25,410,969       -              306,254,525

	 70,882,808            56,938    1,615,842         165,001,967
		  3         3,160,301        -             115,208,526

	 (2,182,375)       12,868,904        -             805,256,171

	    267,516             -            -              37,208,856
	     92,908             5,553        -               3,236,298


	 69,060,860        16,091,696    1,615,842       1,125,911,818

	129,834,458        41,502,665    1,615,842       1,432,166,343


	  1,907,429           112,269        -              26,898,249
	135,023,860        11,624,843        -             490,754,863

	136,931,289        11,737,112        -             517,653,112

	(89,143,035)       25,234,997   (2,884,891)             -


      1,108,020,993       139,179,599    1,269,049       5,828,087,781

      1,011,781,127       194,180,149        -           6,742,601,012




50


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements


(3) Master Trust, Continued

The allocation of net income from Master Trust investments, net of administrative expenses, by investment pool and fund for the year ended November 30, 1996 is as follows:

						Small
		    International              Company
			Stock    U.S. Stock     Stock     All Other
			 Fund      Fund         Fund         Fund

International Stock
    Pool           $ 25,038,377      -            -
171,924,377

U.S. Stock Pool          -       28,282,250       -
328,049,930

Small Company
  Stock Pool             -           -       23,630,507
130,019,056

All Other Pool           -           -            -
307,320,372

Income Fund              -           -            -           -

Xerox Stock
    Fund                 -           -            -           -

  Total            $ 25,038,377  28,282,250  23,630,507
937,313,735



51














			  Xerox          Segregated
	 Income           Stock             Asset
	  Fund            Fund              Fund              Total

	    -               -                 -             196,962,754

	    -               -                 -             356,332,180

	    -               -                 -             153,649,563

	    -               -                 -             307,320,372

	67,153,431          -             1,615,842          68,769,273

	    -           15,979,427            -              15,979,427

	67,153,431      15,979,427        1,615,842       1,099,013,569




52


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3) Master Trust, Continued

Net income from Master Trust Investments, net of administrative expenses for all participating plans for the year ended November
30, 1996:

						Small
		    International              Company
			Stock    U.S. Stock     Stock     All Other
			 Fund      Fund         Fund         Fund

Xerox Corporation Profit
   Sharing and
   Savings Plan*    $ 23,752,671  26,986,737  22,517,556
136,097,648

The Profit Sharing Plan of
  Xerox Corporation and
  The Xerographic Division,
  Union of Needletrades,
  Industrial and Textile
  Employees, A.F.L. -
    C.I.O. - C.L.C.   1,285,706   1,295,513   1,112,951   8,689,527

Xerox Corporation Retirement
  Income Guarantee
      Plan                -           -           -
710,218,766

Retirement Income Guarantee
  Plan of Xerox Corporation
  and The Xerographic
  Division, Union of
  Needletrades, Industrial and
  Textile Employees, A.F.L. -
  C.I.O. - C.L.C.          -          -           -      82,206,637

XDS Investment Plan        -          -           -         101,157

   Total             $ 25,038,377  28,282,250 23,630,507
937,313,735



   * The above allocation of investment results, net of administrative expenses, is at the Master Trust level. This allocation differs from the amounts reported in the statement of changes in net assets available for plan benefits due to the impact of investment manager expenses accrued at the Plan level.



53














			     Xerox         Segregated
	   Income            Stock            Asset
	    Fund              Fund            Fund            Total


	46,800,658        15,061,698        1,124,757       272,341,725







	 5,525,723           917,729         135,231        18,962,380


	13,001,192               -           330,112       723,550,070







	 1,825,858              -            25,742         84,058,237

	     -                  -              -               101,157

	 67,153,431         15,979,427      1,615,842     1,099,013,569



54


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3) Master Trust, Continued

Master Trust investments are managed by selected investment managers under the direction of the Treasurer of Xerox Corporation. The Finance Committee of the Xerox Corporation Board of Directors is responsible for establishing investment guidelines, reviewing the investment decisions of the Treasurer and reviewing the investment results of the Master Trust. The Finance Committee of the Xerox Corporation Board of Directors consists, at present, of six members of the Xerox Corporation Board of Directors, none of whom are officers of Xerox Corporation.

Marketable securities are valued at the last reported sales price on the last business day of the year. Quotations are obtained from national securities exchanges or, in instances where securities are not listed on any of the exchanges, quotations are obtained from brokerage firms.

Non-readily marketable investments, which include private placements, are carried at fair value, based upon the cost of the investments, developments concerning the portfolio investments of the private placements, and other factors as the managing general partners of these investments may deem relevant. The valuations do not necessarily represent amounts which might ultimately be realized from the investments.

The value of the investment contracts with insurance companies and banks is at contract value, which approximates fair value.
In connection with the investment contracts, all of which are fully benefit-responsive, the following information is presented:

   (i) The average investment yields for the one month period ended December 31, 1997 and the years ended November 30, 1997 and
November 30, 1996 were 6.8%, 6.8% and 7.3%, respectively.

   (ii) The crediting interest rates at December 31, 1997, November 30, 1997 and November 30, 1996 ranged from 4.4% to 9.3%.

  (iii) The fair value, as determined by discounting estimated future cash flows for traditional GIC's and the market value of the underlying investments for synthetic GIC's, at December 31, 1997, November 30, 1997 and November 30, 1996 was approximately $274,344,245, $374,333,247 and
$641,588,033, respectively. Contract values were $278,816,783, $375,936,203 and $634,202,724 at December 31,
1997, November 30, 1997 and November 30 1996, respectively.

The Master Trust invests in real estate group trusts. These trusts provide pension and profit sharing plans with a medium for pooling their funds for investment in income producing real estate. The investment trusts value real estate holdings at estimated market value based upon independent appraisals, consideration of significant changes in economic circumstances, and capital additions made to properties after the appraisal date. Such market value estimates necessarily involve subjective judgments. Accordingly, the actual market price of the real estate can only be determined by negotiation between independent third parties in a sales transaction.

Purchases and sales of securities are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date.
Interest income is recorded as earned. Margin variation represents market fluctuations on futures investments.


55


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3) Master Trust, Continued

Derivative financial instruments are used by the Master Trust's equity and balanced portfolio investment managers primarily to rebalance the fixed income/equity allocation of the Master Trust's portfolio and to hedge the currency risk component of the Master Trust's foreign investments. Certain of the Master Trust's fixed income investment managers are permitted to use certain specified types of derivative instruments as part of their respective strategies. These strategies include the use of futures and options as substitutes for certain types of fixed income securities. Leveraging of the Master Trust's assets and speculation are prohibited. Currency hedge positions are not permitted to exceed the level of exposure in the related Master Trust's assets.

The derivatives most commonly used by the investment managers are highly liquid exchange traded equity and fixed income futures and over-the-counter foreign exchange forward contracts.
The use of derivative instruments is not believed to materially increase the credit or market risk of the Master Trust's investment.


The net appreciation (depreciation) of investments for the one month period ending December 31, 1997 is as follows:

			       U.S.      Small
		International Stock     Company    All Other     Income    Xerox
		 Stock Pool    Pool    Stock Pool    Pool         Fund   Stock Fund      Total
Investments at
quoted
market value:
Short-term and
fixed income
investments     $   (633,644)   -          -             1,121,169 636,761 -            1,124,286

Xerox common
stock           -               -          -             -         -       (17,890,578)
(17,890,578)

Other equity
investments     22,533,936      43,019,044 (    16,962,885) 3,061,928 -       -            51,652,023
Investments at
estimated
fair value:
Interest in
real estate
trusts          -               -          -             433,096   -       -            433,096
Other
investments     -               -          -             882,736   -       -            882,736

Total           $       21,900,292      43,019,044 (16,962,885)         5,498,929 636,761 (17,890,578) 36,201,563



56


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued

(3) Master Trust, Continued


The net appreciation (depreciation) of investments for the year ended November 30, 1997 is as follows:

			       U.S.      Small
		International Stock     Company     All Other   Income     Xerox
		  Stock Pool   Pool    Stock Pool      Pool      Fund    Stock Fund     Total
<C)
Investments
at quoted
market value:
Short-term and
fixed income
investments    $        (1,167,776)  -            -            18,771,128   (89,293)  -
17,514,059

Xerox common
stock          -              -            -            -            -         116,767,751
	116,767,751

Other equity
investments     64,502,207    513,193,249       165,120,824  99,220,631   -         -
842,036,911

Investments
at estimated
fair value:
Interest in
real estate
trusts         -              -            -            (9,126,584)  -         -
(9,126,584)
Other
investments    -              -            -               26,465,265   -         -
26,465,265

Total          $        63,334,431      513,193,249     165,120,824     135,330,440     (89,293)        116,767,751     993,657,402



The net appreciation (depreciation) of investments for the year ended November 30, 1996 is as follows:

			       U.S.      Small
		International Stock     Company     All Other    Income    Xerox
		  Stock Pool   Pool    Stock Pool     Pool        Fund   Stock Fund        Total
Investments
at quoted
market value:
Short-term and
fixed income
investments       $ (243,957)    403,718     -           28,170,610  (2,182,375) -          26,147,996

Xerox common
stock          -              -           -           -           -           12,868,904
12,868,904

Other equity
investments     189,699,821        268,304,221 133,179,213 120,369,414 -           -          711,552,669

Investments
at estimated
fair value:
Interest in
real estate
trusts         -              -           -           (9,667,515) -           -
(9,667,515)
Other
investments    -              -           -           64,354,117  -           -
64,354,117

Total          $        189,455,864 268,707,939 133,179,213 203,226,626 (2,182,375) 12,868,904
	805,256,171



57


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3) Master Trust, Continued

There are no investments in the Plan that represent 5% or more of Master Trust net assets.

Other investments consist primarily of private placement limited partnerships.


(4) Segregated Assets Fund - Investment Contracts with Executive
Life Insurance Company

On April 11, 1991, the California Department of Insurance (CDI) took over Executive Life Insurance Company (ELIC) citing a "serious danger of insolvency" and temporarily suspended all payments on Guaranteed Investment Contracts (GICs) issued by ELIC. Effective April 1, 1991, in order to treat all participants fairly, $66 million in affected assets were transferred into a Segregated Assets Fund.

Through November 30, 1996, the Xerox retirement and savings plans received $67.6 million in payments related to the ELIC investments. These payments represented the recovery of 100% of each participant's original investment plus $1.6 million in interest. Should Xerox receive additional payments from ELIC for unrecognized interest income associated with the original GIC's, the proceeds will be allocated to those participants originally invested in ELIC based upon their percent interest on April 11, 1991. All proceeds will be recorded through the income fund and transferred to other funds based on a participant's allocation elections at the time of receipt.



58


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(5) Unit Values

The interests of Plan participants in each of the funds is expressed in terms of units, representing undivided interests in the net assets of the fund. Unit value is calculated monthly by dividing the total value of net assets of each fund (reduced by employer contributions receivable not yet received by the Master Trust, by unaccrued benefit payments and other reconciling items) by units outstanding at the valuation date. At December 31, 1997, all accrued administrative expenses and interfund activity is recorded at both the Master Trust and Plan levels. Prior to December 31, 1997, this activity was accrued only at the Plan level.

The total number of units and net asset value per unit outstanding from December 31, 1996 through December 31, 1997 were as follows:

	International Stock Fund     U.S. Stock Fund   Small Company Stock Fund
	       Units      Unit       Units       Unit       Units       Unit
	      Outstanding   Value   Outstanding    Value    Outstanding   Value
  1996
December 31 90,563,566  $1.532938  84,859,388  $1.633287  79,486,842  $1.712923
  1997
January 31  91,150,844   1.534505  85,893,585   1.730341  80,473,310   1.744382
February 28 94,025,972   1.553327  88,497,656   1.742577  83,858,153   1.692002
March 31    99,136,218   1.567248  96,133,238   1.660099  91,041,937   1.613780
April 30   100,422,099   1.579270  98,707,608   1.753541  93,217,757   1.609185
May 31     101,629,939   1.649894  99,339,876   1.868288  92,842,933   1.787189
June 30    102,618,758   1.720781 101,625,093   1.946789  92,963,998   1.875320
July 31    103,491,932   1.772593 104,087,145   2.110584  93,028,246   2.001355
August 31  104,231,978   1.663151 106,537,307   2.012423  93,690,113   2.028639
Sept. 30   104,171,429   1.782407 109,075,779   2.135018  94,826,934   2.176980
October 31 102,885,514   1.639303 110,452,534   2.065826  97,598,620   2.054848
Nov. 30    102,005,002   1.633471 111,278,329   2.145322  99,308,863   2.030057
Dec 31      95,447,037   1.668488 112,845,473   2.184082  98,744,501   2.013296

	       Balanced Fund           Income Fund         Xerox Stock Fund
	       Units      Unit       Units        Unit      Units        Unit
	    Outstanding   Value    Outstanding    Value   Outstanding   Value
  1996
Dec 31      53,633,066  $14.093684 105,026,066  $6.524472  27,049,139 $7.308812
  1997
January 31  53,698,376   14.470430 105,186,425   6.558457  27,006,027  8.145360
Feb 28      54,061,787   14.506426 103,755,361   6.586982  26,402,443  8.694382
March 31    55,945,191   14.137580 102,939,902   6.603786  27,057,319  7.956917
April 30    55,641,654   14.496758 101,687,690   6.648515  27,160,307  8.603987
May 31      55,621,901   15.218038 101,452,051   6.687458  27,192,122  9.481475
June 30     55,927,288   15.768765  99,702,645   6.730846  27,506,326 11.082058
July 31     55,994,477   16.591127  98,453,840   6.791030  27,643,047 11.577523
August 31   55,805,277   16.203908  96,060,680   6.809071  28,488,208 10.631119
Sept 30     55,844,090   16.994571  94,493,225   6.857353  28,923,301 11.894320
October 31  55,744,736   16.580802  93,522,930   6.905255  29,041,937 11.202250
Nov 30      55,470,643   16.747769  92,199,704   6.927294  29,195,255 10.964281
Dec 31      55,266,051   16.941002  91,236,509   6.972417  30,389,848 10.452765


59


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(5)  Unit Values, Continued

The total number of units and net asset value per unit outstanding during the year ended November 30, 1996 was as follows:

	International Stock Fund     U.S. Stock Fund   Small Company Stock Fund
	       Units      Unit       Units       Unit       Units       Unit
	    Outstanding   Value   Outstanding    Value    Outstanding   Value

Dec 31      61,795,806  $1.247564  60,026,532  $1.340973  55,085,964  $1.351324
January 31  62,382,157   1.293327  61,949,688   1.384301  56,320,966   1.342293
Feb 29      65,714,223   1.305984  65,078,404   1.398004  57,683,878   1.399105
March 31    69,908,614   1.345844  71,016,923   1.410330  58,160,173   1.451021
April 30    76,839,969   1.380051  79,049,752   1.425851  62,190,910   1.547702
May 31      81,463,488   1.388665  81,502,643   1.457879  66,205,558   1.606726
June 30     84,965,509   1.403904  82,646,827   1.459497  72,117,763   1.547776
July 31     87,411,236   1.346170  83,539,982   1.387785  75,583,671   1.432424
August 31   88,046,503   1.376319  83,529,506   1.421710  76,828,681   1.527109
Sept 30     88,945,855   1.420495  83,029,325   1.508419  77,873,140   1.605861
October 31  90,193,238   1.436266  83,002,657   1.544068  77,837,161   1.606247
Nov 30      90,181,655   1.511053  83,361,927   1.664017  77,968,283   1.681941


	       Balanced Fund           Income Fund         Xerox Stock Fund
	       Units      Unit       Units          Unit      Units      Unit
	     Outstanding   Value    Outstanding    Value   Outstanding   Value

Dec 31      51,224,934  $11.765868 124,318,691  $6.130939  21,394,017 $6.189449
January 31  51,462,675   12.002653 122,754,641   6.167616  21,814,069  5.599330
Feb 29      52,077,595   12.105990 121,118,697   6.185017  23,442,405  5.926790
March 31    52,443,617   12.315363 117,012,099   6.204795  23,942,955  5.703779
April 30    54,307,056   12.556639 117,123,296   6.229090  24,929,008  6.669084
May 31      54,419,516   12.757811 114,645,872   6.258788  24,844,135  7.166556
June 30     54,152,325   12.786097 111,463,002   6.299196  25,138,171  7.354894
July 31     54,133,948   12.344405 109,615,217   6.332220  25,291,962  6.928447
August 31   53,983,112   12.648546 108,953,692   6.366458  25,486,220  7.543459
Sept 30     53,949,993   13.201415 107,845,121   6.411511  25,708,519  7.415021
October 31  53,937,896   13.398674 107,656,305   6.461901  25,874,302  6.410834
Nov 30      53,767,635   14.089010 106,860,617   6.501211  26,550,199  6.766386





60


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(6)  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

					     December 31,
						 1997

  Net assets available for
  plan benefits as reported
  in the Plan financial
  statements                             2,628,979,185

  Benefit claims payable
  reported on line 31g of
  Form 5500                                    -

  Net assets available for
  plan benefits as reported
  in the Plan Form 5500                 $2,628,979,185

					     December 31,
						  1997

  Benefits paid to
  participants as reported
  in the Plan financial
  statements                            $    6,848,357

   Add:  Amounts allocated
  to withdrawingparticipants
  at December 31                                 -

  Less:  Amounts allocated
  to withdrawing participants
  at November 30, 1997                     (5,022,493)

  Benefits paid to participants
  as reported in the Form 5500         $    1,825,864
Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. There were no benefits allocated from the Plan for participants at December 31, 1997.


					     November 30,
					  1997           1996

  Net assets available for
  plan benefits as reported
  in the Plan financial
  statements                    $2,554,122,781  2,095,287,041

  Benefit claims payable
  reported on line 31g of
  Form 5500                        (5,022,493)     (2,077,252)

  Net assets available for
  plan benefits as reported
  in the Plan Form 5500          $2,549,100,288  2,093,209,789

					     November 30,
					  1997           1996

  Benefits paid to
  participants as reported
  in the Plan financial
  statements                     $  119,413,141   106,706,712

   Add:  Amounts allocated
  to withdrawingparticipants
  at November 30                      5,022,493     2,077,252

  Less:  Amounts allocated
  to withdrawing participants
  at November 30, 1997 and
  1996, respectively                 (2,077,252)   (3,525,402)

  Benefits paid to participants
  as reported in the Form 5500    $  122,358,382   105,258,562

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to November 30 but not yet paid as of that date.

(7) Stock Split

In May 1996, the shareholders approved a three-for-one stock split of the Company's common stock. The stock split does not impact participants' interest in the Xerox Stock Fund.



Schedule 1
61


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Line 27a - Schedule of Assets Held for Investment Purposes



December 31, 1997

			    Description of investment
				    including
Identity of issuer,          maturity date, rate of
borrower,lessor,            interest, collateral,                       Current
or similar party          par or maturity value       Cost             value

 Investment in Master Trust      (1)            $2,062,225,164   $2,496,304,393
*Investment in Participant     Loans to Plan
   Loans Receivable            participants,
			       maturity dates
			       through 5/31/11,
			       interest rates
			       from 8.0% to
			       11.5% per annum           -           66,182,431


*  Party-in-interest

(1)  See note 3.



Schedule 2
62


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Line 27a - Schedule of Assets Held for Investment Purposes



November 30, 1997


			   Description of investment
				    including
Identity of issuer,          maturity date, rate of
borrower,lessor,            interest, collateral,                       Current
or similar party            par or maturity value       Cost             value

 Investment in Master Trust      (1)            $2,062,242,673   $2,490,730,665
*Investment in Participant     Loans to Plan
   Loans Receivable            participants,
			       maturity dates
			       through 5/31/11,
			       interest rates
			       from 8.0% to
			       11.5% per annum          -            64,417,177

*   Party-in-interest

(1) See note 3.






Independent Auditors' Report



The Plan Administrator and Participants
Xerox Corporation Profit Sharing and Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the Xerox Corporation Profit Sharing and Savings Plan (Plan) as of December 31, 1997 and November 30, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the one month period ended December 31, 1997 and the years ended November 30, 1997 and November 30, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997, and November 30, 1997 and 1996, and the changes in net assets available for plan benefits for the one month period ended December 31, 1997 and the years ended November 30, 1997 and 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1997 and November 30, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in the assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




April 30, 1998



				   EXHIBIT INDEX

					   Electronic
					   Submission
Exhibit                                    Document
   (b)(1) Accountants' Consent                 2